June 4, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Demarest and Kristina Marrone

Re: Apartment Investment and Management Company

Form 10-K for the year ended December 31, 2024

Form 8-K filed February 24, 2025

File No. 001-13232

Dear William Demarest and Kristina Marrone:

This letter responds to the comments that Apartment Investment and Management Company (the “Company”, “we”, or “our”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2025, relating to the above-referenced filings. For reference, Staff comments have been included in italic, bold face type, followed by our responses in standard type.

Form 10-K for the year ended December 31, 2024

Note 14 – Business Segments, page F-42

1.
Please tell us how you have complied with ASC 280-10-50-26A in reporting significant expense categories regularly reported to your CODM.

The Company acknowledges the Staff’s comment. We respectfully advise the Staff that before adoption of Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, we disclosed “Property operating expenses” as a single line item representing an aggregation of all segment expenses. An example of this disclosure before adoption of ASU 2023-07, as presented within our Form 10-Q for the quarter ended September 30, 2024, filed with the Commission on November 7, 2024, is depicted below:

	Development and Redevelopment	Operating	Other	Proportionate and Other Adjustments(1)	Corporate and Amounts Not Allocated to Segments(2)	Consolidated
Three Months Ended September 30, 2024
Rental and other property revenues	$6,631	$39,281	$4,979	$2,267	$—	$53,158
Property operating expenses	3,940	11,883	3,829	2,276	1,409	23,337
Other operating expenses not allocated to segments (3)	—	—	—	—	31,295	31,295
Total operating expenses	3,940	11,883	3,829	2,276	32,704	54,632
Proportionate property net operating income (loss)	2,691	27,398	1,150	(9)	(32,704)	(1,474)
Other items included in income before income tax (4)	—	—	—	—	(22,405)	(22,405)
Income (loss) before income tax	$2,691	$27,398	$1,150	$(9)	$(55,109)	$(23,879)

After the adoption of ASU 2023-07, we separately identified “Controllable operating expenses”, “Real estate taxes, net of capitalized amounts”, “Utilities expense, net of utility reimbursements”, and “Property insurance expense, net of capitalized amounts” as the significant expense categories included in property net operating income (loss), our reported segment profit or loss measure. Each of these significant segment expense categories is regularly reported to the Company’s chief operating decision maker (“CODM”) and disclosed within the table presenting the results of operations for each segment in compliance with ASC 280-10-50-26A. An example of this disclosure after adoption of ASU 2023-07, as presented within our Form 10-K for the year ended December 31, 2024, filed with the Commission on February 24, 2025, is depicted below:

	Development and Redevelopment	Operating	Other	Adjustments(1)	Corporate and Amounts Not Allocated to Segments (2)	Consolidated
December 31, 2024
Rental and other property revenues	$9,852	$140,099	$6,690	$7,977	$44,061	$208,679
Controllable operating expenses(3)	4,527	18,567	6,746	—	6,239	36,079
Real estate taxes, net of capitalized amounts	1,963	16,653	593	—	7,312	26,521
Utilities expense, net of utility reimbursements	1,959	3,096	255	7,977	1,410	14,697
Property insurance expense, net of capitalized amounts	1,019	2,773	118	—	2,059	5,969
Other property operating expenses (4)	—	—	—	—	7,718	7,718
Property operating expenses	9,468	41,089	7,712	7,977	24,738	90,984
Property net operating income (loss)	384	99,010	(1,022)	—	19,323	117,695
Other operating expenses not allocated to segments (5)	—	—	—	—	(119,196)	(119,196)
Other items included in income before income tax (6)	—	—	—	—	(105,570)	(105,570)
Income (loss) before income tax	$384	$99,010	$(1,022)	$—	$(205,443)	$(107,071)

“Controllable operating expenses”, “Real estate taxes, net of capitalized amounts”, “Utilities expense, net of utility reimbursements”, and “Property insurance expense, net of capitalized amounts” represented 40%, 29%, 16%, and 7%, respectively, of consolidated Property operating expenses for the year ended December 31, 2024, presented in the Consolidated Statements of Operations. The remaining 8% was presented in the “Other property operating expenses” line, with disclosure of its components, to reconcile to consolidated Property operating expenses presented in the Consolidated Statements of Operations. The CODM uses “Controllable operating expenses”, “Real estate taxes, net of capitalized amounts”, “Utilities expense, net of utility reimbursements”, and “Property insurance expense, net of capitalized amounts” to manage operations and is not routinely provided further disaggregation of these significant expense categories.

Form 8-K filed February 24, 2025

Exhibits

2.
We note that throughout your earnings release and supplemental schedules filed as Exhibit 99.1, you include disclosures related to the non-GAAP measures net operating income and property net operating income. In future filings please include a reconciliation of these measures to the most directly comparable GAAP measure.

The Company acknowledges the Staff’s comment. In future earnings releases and supplemental schedules, we will present a reconciliation of income (loss) before income tax benefit to property net operating income. We will also revise our disclosures to consistently reference property net operating income as the defined term, which previously had been used interchangeably with net operating income. An example of our proposed revised disclosure based on our earnings release and supplemental schedules filed as Exhibit 99.1 to the Form 8-K furnished to the Commission on February 24, 2025, is as follows:

PROPERTY NET OPERATING INCOME (NOI): Property NOI is defined by Aimco as total rental and other property revenues, excluding utility reimbursements, less property operating expenses, including utility reimbursements, for the consolidated apartment communities. Property NOI does not include: property management revenues, primarily from affiliates; casualties; property management expenses; depreciation; or interest expense. Aimco evaluates the performance of the apartment communities in its segments using Property NOI, which includes the apartment communities that Aimco consolidates and excludes apartment communities that it does not consolidate. Property NOI is helpful because it helps both investors and management to understand the operating performance of real estate excluding costs associated with decisions about acquisition pricing, overhead allocations, and financing arrangements.

The following table presents the reconciliation of GAAP income (loss) before income tax benefit to total Property NOI, as well as Property NOI for our Stabilized Operating apartment communities as presented on Supplemental Schedule 6 to total Property NOI.

Property NOI reconciliation
(dollars in thousands) (unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023

Income (loss) before income tax benefit per Consolidated Statements of Operations	$(9,976)	$(155,296)	$(107,071)	$(170,071)
Adjustments:
Depreciation and amortization	21,236	17,728	86,359	68,834
General and administrative expenses	8,961	8,379	32,837	32,865
Interest income	(2,171)	(2,709)	(9,652)	(9,731)
Interest expense	20,835	10,085	70,057	37,718
Mezzanine (income) loss, net	548	154,801	2,432	155,814
Realized and unrealized (gains) losses on interest rate contracts	(588)	2,161	(1,752)	(1,119)
Realized and unrealized (gains) losses on equity investments	1,403	(535)	49,504	(700)
Gain on dispositions of real estate	(10,749)	(6,106)	(10,600)	(7,984)
Other (income) expense	779	1,779	5,581	7,657
Total Property NOI	$30,279	$30,287	$117,695	$113,283

Segment Property NOI reconciliation
(dollars in thousands) (unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
Rental income:
Stabilized Operating	$35,539	$34,339	$140,099	$134,078
Stabilized Operating utilities reimbursement [1]	1,721	1,560	6,506	5,706
Other Real Estate	1,802	1,251	6,690	2,691
Non-stabilized and other amounts not allocated [2]	15,109	12,202	55,384	44,520
Total rental income	54,171	49,352	208,679	186,995
Property operating expenses:
Stabilized Operating	9,591	9,517	41,089	39,356
Stabilized Operating utilities reimbursement [1]	1,721	1,560	6,506	5,706
Other Real Estate	1,969	1,348	7,712	4,710
Non-stabilized and other amounts not allocated [2]	10,611	6,640	35,677	23,940
Total property operating expenses:	23,892	19,065	90,984	73,712
Property NOI:
Stabilized Operating	25,948	24,822	99,010	94,722
Other Real Estate	(167)	(97)	(1,022)	(2,019)
Non-stabilized and other amounts not allocated [2]	4,498	5,562	19,707	20,580
Total Property NOI	$30,279	$30,287	$117,695	$113,283

[1] Approximately two-thirds of Aimco’s utility costs at stabilized properties are reimbursed by residents. Utility reimbursements are included in rental and other property revenues on Aimco’s consolidated statements of operations prepared in accordance with GAAP. This adjustment represents the reclassification of utility reimbursements from revenues to property operating expenses for the purpose of evaluating segment results and as presented on Supplemental Schedule 6. Aimco also excludes the reimbursement amounts from the calculation of Average Revenue per Apartment Home throughout this Earnings Release and Supplemental Schedules.

[2] Properties not included in the Stabilized Operating Portfolio and other amounts not allocated includes operating results of properties not presented in the Stabilized Operation Portfolio as presented on Supplemental Schedule 6 during the periods shown, as well as property management and casualty expense, which are not included in property operating expenses, net of utility reimbursements in the Supplemental Schedule 6 presentation.

*****

In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (983) 888-0660 or by email at lynn.stanfield@aimco.com with any questions or comments regarding this letter.

Sincerely,
APARTMENT INVESTMENT AND MANAGEMENT COMPANY

/s/ H. Lynn C. Stanfield
H. Lynn C. Stanfield
Executive Vice President and Chief Financial Officer

cc:	Julian T.H. Kleindorfer, Latham & Watkins LLP
Brent T. Epstein, Latham & Watkins LLP